UNITED STATES
SECRITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
(Check One):	[   ] Form 10-k	[   ] Form 20-F	[   ] Form 11-K
	[   ] Form 10-Q	[X] Form N-SAR

		For Period Ended: January 31, 2000
		[   ] Transition Report on Form 10-K
		[   ] Transition Report on Form 20-F
		[   ] Transition Report on Form 11-K
		[   ] Transition Report on Form 10-Q
		[   ] Transition Report on Form N-SAR
		For the Transition Period Ended:
_____________________________________

Read Instruction (on back page) Before Preparing From.  Please Print or
Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION
Smith Barney Concert Allocation Series Inc.
Full Name of Registrant


Former Name if Applicable

388 Greenwich Street
Address of Principal Executive Office (Street and Number)

New York, NY  10013
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of
this form could not be eliminated
without unreasonable effort or expense;
[   ]	(b)	The subject annual report, semi-annual report, transition
report on Form 10-K, Form 20-F
11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement of other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheet if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     _Marianne Motley ________           _ 212____816-
6561__________
		      (Name)		   (Area Code)	     (Telephone
Number)

(2) Have all other periodic reports required under Section 13 or
15(d) of the Securities Exchange Act of 1934 of Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no identify report(s).
						[   ]Yes	[   ]No



(3)	Is it anticipated that any significant change in results of
operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
		[   ]Yes 	[   ]No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and , if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




Smith Barney Concert Allocation Series Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date _March 27, 2000______________   By ____Marianne Motley____________

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.